UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Collegium Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19459J104

(CUSIP Number)

May 6, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19459J104	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longitude Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longitude Capital Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longitude Venture Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Hirsch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,321,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,321,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,842 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.06% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

(2)	This calculation is based on 20,687,829 shares of Common Stock, par value $0.001 per share, outstanding as of July 31, 2015, as reported by the issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 12, 2015.

CUSIP No. 19459J104	13G	Page 8 of 10 Pages

Explanatory Note

On May 21, 2015, the Reporting Persons inadvertently filed a Schedule 13D relating to their beneficial ownership of securities issued by Collegium Pharmaceutical, Inc. The Reporting Persons were eligible to file a Schedule 13G at the time of the original filing of the Schedule 13D pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and still remain eligible to do so.

Item 1.

(a)	Name of Issuer Collegium Pharmaceutical, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 780 Dedham Street, Suite 800, Canton, MA 02021

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP, a “Reporting Entity”) and individuals Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Enright and Ms. Bakker are each managing directors of LCP and constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the holders of certain of the securities of the Issuer. Mr. Hirsch is a member of LCP and a director of the Issuer. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein.

(b)

Address of the Principal Office or, if none, residence

The address of the principal offices of LCP, LVP and LCA and the business address of Mr. Enright, Ms. Bakker and Mr. Hirsch is 800 El Camino Real, Suite 220, Menlo Park, CA 94025.

(c)

Citizenship

LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Mr. Enright, Ms. Bakker and Mr. Hirsch are United States citizens.

(d)	Title of Class of Securities Common stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number 19459J104

Item 3.  Not applicable.

CUSIP No. 19459J104	13G	Page 9 of 10 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person**

(b)	Percent of class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote**: See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of**: See Row 8 of cover page for each Reporting Person.

** Shares reported herein consist of 3,256,572 shares of Common Stock held by LVP and 65,270 shares of Common Stock held by LCA.

Item 5.  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The response to Item 2(a) is incorporated herein by reference.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The response to Item 2(a) is incorporated herein by reference.

Item 8.  Identification and Classification of Members of the Group.

The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 9.  Not applicable.

Item 10.  Not applicable.

CUSIP No. 19459J104	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: September 22, 2015

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

By:	/s/ Patrick G. Enright
Patrick G. Enright

By:	/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

By:	/s/ David Hirsch
David Hirsch

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of September 22, 2015.

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

By:	/s/ Patrick G. Enright
Patrick G. Enright

By:	/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

By:	/s/ David Hirsch
David Hirsch